U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Registration No. 333-73332

FORM N-14

REGISTRIATION STATEMENT UNDER THE SECURITIES ACT OF 1933

|_| Pre-Effective Amendment No.          |X|Post-Effective Amendment No. 1

IDEX Mutual Funds

(Exact name of Registrant as specified in Charter)

Area Code and Telephone Number:

(888) 233-4339
570 Carillon Parkway
St. Petersburg, Florida 33716-1202

(address of Principal Executive Offices) (Zip Code)

John K. Carter, Esq.
IDEX Mutual Funds
570 Carillon Parkway
St. Petersburg, Florida 33716

(Name and address of agent for service)

_________________

Registrant has registered an indefinite number of shares of its common stock pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended. Accordingly, no filing fee is being paid at this time.

IDEX American Century International

This Post-Effective Amendment consists of the following:

(1) Facing Sheet of the Registration Statement

(2)     Part C to the Registration Statement (including signature page).

Parts A and B are incorporated herein by reference from the Registration Statement on Form N-14 (File No. 333-73332) filed on January 8, 2002.

This Post-Effective Amendment is being filed solely to file as Exhibit 12 to this Registration Statement on Form N-14, the final tax opinion.

PART C: OTHER INFORMATION

Item 15. Indemnification

Reference is made to the Registrant’s Trust, and the Registrant’s By-Laws.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to Trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant understands that in the opinion of the Securities and Exchange Commission (“SEC”) such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 16. Exhibits

1.	Declaration of Trust and all amendments are incorporated herein by reference to the Registrant’s Registration Statement on Form N-1A (File No. 33-2659), amendment No. 24, as filed with the SEC on November 15, 1996.

2.	(a) Amended and Restated By-Laws are incorporated herein by reference to the Registrant’s Registration Statement on Form N-1A (File No. 33-2659), Amendment No. 24, as filed with the SEC on November 15, 1996.

3.	Not applicable.

4.	Agreement and Plan of Reorganization is incorporated by reference to the Registrant’s Registration Statement filed on Form N-14 (File No. 333-73332) as filed with the SEC on January 8, 2002.

5.	Not Applicable.

6.	(a) Form of Investment Advisory Agreement for IDEX American Century International is incorporated herein by reference to the Registrant’s Registration Statement on Form N-1A (File No. 33-2659), Amendment No. 41, as filed with the SEC on December 15, 2000; and Investment Advisory Agreement for IDEX GE International Equity is incorporated herein by reference to the Registrant’s Registration Statement on Form N-1A (File No. 33-2659), Amendment No. 24, as filed with the SEC on November 15, 1996.
(b) Form of Sub-Advisory Agreements are incorporated herein by reference to the Registrant’s Registration Statement on Form N-1A (File No. 33-2659), Amendment No. 41 (IDEX American Century International) as filed with the SEC on December 15, 2000; and on Form N-1A (IDEX International Equity, formerly IDEX GE International Equity) as filed with the SEC on December 13, 2001.

7.	Distribution Agreement is incorporated herein by reference to the Registrant’s Registration Statement on Form N-1A (File No. 33-2659), as previously filed with the SEC (IDEX GE International Equity), and Amendment No. 41 as filed with the SEC on December 15, 2000 (IDEX American Century International).

8.	Trustees Deferred Compensation Plan is incorporated herein by reference to the Registrant’s Registration Statement on Form N-1A (File No. 33-2659), Amendment No. 25, as filed with the SEC on January 31, 1997.

9.	Custodian Agreement is incorporated herein by reference to the Registrant’s Registration Statement on Form N-1A (File No. 33-2659), Amendment No. 25, as filed with the SEC on January 31, 1997.

10.	Form of 12b-1 Plan for IDEX American Century International is incorporated herein by reference to the Registrant’s Registration Statement on Form N1-A (File No. 33-2659), Amendment No. 41, as filed with the SEC on December 15, 2000; and 12b-1 Plan for IDEX GE International Equity is incorporated herein by reference to the Registrant’s Registration Statement on Form N1-A (File No. 33-2659), Amendment No. 24, as filed with the SEC on November 15, 1996.

11.	Opinion and Consent of John K. Carter, Esq., is incorporated by reference to the Registrant’s Registration Statement filed on Form N-14 (File No. 333-73332), Pre-Effective Amendment No. 2, as filed with the SEC on December 27, 2001.

12.	Opinion of Sutherland Asbill & Brennan LLP with respect to tax matters is filed herewith.

13.	Transfer Agent Agreement, Administrative Services Plan, and Multiple Class Plan are incorporated herein by reference to Post-Effective Amendments Nos. 24, 41, and 42 to the Registrant’s Registration Statement on Form N-1A (File No. 33-2659), as filed with the SEC on November 15, 1996, December 15, 2000, and March 1, 2001, respectively.

14.	Consent of Independent Certified Public Accountant is incorporated by reference to the Registrant’s Registration Statement filed on Form N-14 (File No. 333-73332) as filed with the SEC on January 8, 2002.

15.	Not Applicable.

16.	Power of Attorney for the Registrant is incorporated herein by reference to the Registrant’s Registration Statement filed on Form N1-A (File No. 33-2659).

17.	(a) Form of proxy card is incorporated by reference to the Registrant’s Registration Statement filed on Form N-14 (File No. 333-73332), Pre-Effective Amendment No. 2, as filed with the SEC on December 27, 2001.
(b) The Registrant’s Annual Report, dated October 31, 2001, is incorporated herein by reference.
(c) Prospectus and Statement of Additional Information of IDEX, dated March 1, 2001 are incorporated herein by reference to the Registrant’s Registration Statement filed on Form N-14 (File No. 333-73332), Pre-Effective Amendment No. 2, as filed with the SEC on December 27, 2001.
(d) The Registrant’s Semi-Annual Report, dated April 30, 2001, is incorporated herein by reference as previously filed with the SEC.
(e) N/A
(f) N/A

Item 17. Undertakings

(1)	The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)	The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at the time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant in the City of St. Petersburg and the State of Florida on the 2nd day of May, 2003.

AEGON/Transamerica Series Fund, Inc. /S/ BRIAN C. SCOTT Brian C. Scott* President and Chief Executive Officer

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

/S/ JOHN R. KENNEY	May 2, 2003
Chairman of the Board
John R. Kenney

/S/ BRIAN C. SCOTT	May 2, 2003
President & Chief Executive Officer
Brian C. Scott*

/S/ LARRY NORMAN	May 2, 2003
Executive Vice President & Director
Larry Norman

/S/ PETER R. BROWN	May 2, 2003
Vice Chairman - Peter R. Brown *

/S/ CHARLES C. HARRIS	May 2, 2003
Director - Charles C. Harris*

/S/ RUSSELL A. KIMBALL, JR	May 2, 2003
Director - Russell A. Kimball, Jr. *

/S/ WILLIAM W. SHORT, JR	May 2, 2003
Director - William W. Short, Jr

/S/ JANICE B. CASE	May 2, 2003
Director - Janice B. Case *

/S/ LEO HILL	May 2, 2003
Director - Leo Hill

/S/ DANIEL CALABRIA	May 2, 2003
Director - Daniel Calabria

/S/ KIM D. DAY	May 2, 2003
Treasurer and Principal Financial Officer
Kim D. Day

/S/ JOHN K. CARTER
* Signed by John K. Carter
as Attorney-in-fact

EXHIBIT INDEX

Exhibit No. Description

12 Opinion of Sutherland Asbill & Brennan LLP as to tax matters

EXHIBIT 12

Opinion of Sutherland Asbill & Brennan LLP as to tax matters

Board of Trustees and Officers
February 28, 2002

As of February 28, 20021

Board of Trustees and Officers
IDEX Mutual Funds
570 Carillon Parkway
St. Petersburg, Florida 33716

Ladies and Gentlemen:

        This letter responds to your request for our opinion concerning the federal income tax consequences of (i) a transfer of all the assets of the IDEX American Century International portfolio (the “Target Portfolio”) of IDEX Mutual Funds (the “Fund”) to the IDEX International Equity portfolio (the “Acquiring Portfolio”) of the Fund in exchange for shares of the Acquiring Portfolio and the assumption by the Acquiring Portfolio of certain specified liabilities of the Target Portfolio and (ii) the liquidation of the Target Portfolio. In rendering our opinion, we have relied solely on the representations set forth below and on the facts, summarized below, contained in the following documents: (a) the Agreement and Plan of Reorganization adopted by the Fund on behalf of the Target Portfolio and the Acquiring Portfolio (the “Plan of Reorganization”) and (b) the Form N-14 Registration Statement of the Fund.

Summary of Relevant Facts

        The Fund is a Massachusetts business trust registered as a diversified open-end management investment company under the Investment Company Act of 1940, as amended (the “1940 Act”). The Fund comprises several separate investment portfolios and issues separate classes of shares of beneficial interests representing ownership interests in each of those portfolios. Among the portfolios of the Fund are the Acquiring Portfolio and the Target Portfolio. Shares of each of the Acquiring Portfolio and the Target Portfolio are available for purchase by members of the general public and are widely held.

        The Acquiring Portfolio and the Target Portfolio have similar investment objectives. The Target Portfolio has been managed by American Century Investment Management, Inc. (“American Century”) since the Target Portfolio’s inception on April 2, 2001. From the inception of the Acquiring Portfolio on February 1, 1997, through October 4, 2001, the sub-adviser for the Acquiring Portfolio was GE Asset Management Incorporated (“GEAM”). Effective October 5, 2001, after the resignation of GEAM as sub-adviser, American Century became the sub-adviser for the Acquiring Portfolio as well. The Acquiring Portfolio then adopted similar investment policies and strategies to those of the Target Portfolio to fulfill its investment objectives. To pursue their goals, each of the Acquiring Portfolio and the Target Portfolio invests in stocks of growing foreign companies pursuant to a growth investment strategy developed by American Century. Prior to American Century becoming the sub-adviser to the Acquiring Portfolio, the Acquiring Portfolio invested in stocks of foreign companies selected by GEAM.

        For valid business reasons, the board of trustees of the Fund has determined to recommend to shareholders that the Acquiring Portfolio and the Target Portfolio be combined and operated as a single portfolio. The board of trustees believes that such a combination has the potential of improving the performance and reducing the overall operating expenses of the two portfolios. Accordingly, the following Agreement and Plan of Reorganization has been approved by the board of trustees of the Fund:

    (i)        immediately prior to the close of business on the closing date for the Reorganization (the “Closing Date”), the Target Portfolio will, if applicable, declare and pay to its shareholders one or more dividends or distributions, which together with all previous dividends will have the effect of distributing to Target Portfolio shareholders all the Target Portfolio’s previously undistributed investment company taxable income, if any, for fiscal or taxable periods ending on or prior to the Closing Date (computed without regard to any deduction for dividends paid), its net exempt-interest income for fiscal or taxable periods ending on or prior to the Closing Date, and all its previously undistributed net capital gain realized in fiscal or taxable periods ending on or prior to the Closing Date (after reduction for any capital loss carried forward);

    (ii)        on the Closing Date, all the assets of the Target Portfolio will be transferred to the Acquiring Portfolio in exchange for shares of the Acquiring Portfolio and the assumption by the Acquiring Portfolio of certain specified liabilities of the Target Portfolio. The aggregate value of the Acquiring Portfolio shares to be issued in this exchange will be equal to the value of the net assets transferred (computed using the valuation procedures set forth in the Fund’s then-current prospectus and statement of additional information);

    (iii)        as soon as conveniently practicable after the Closing Date, the Target Portfolio will distribute the Acquiring Portfolio shares received by it pursuant to the Plan of Reorganization to its shareholders pro rata in proportion to their respective interests;2 and

    (iv)        the Target Portfolio will be completely liquidated.

        The steps discussed in paragraphs (ii), (iii), and (iv) above are referred to herein collectively as the “Reorganization.”

Representations

        Our opinion is conditioned upon the accuracy of the following representations as of the Closing Date, which representations have been certified to us by an authorized officer of the Fund:

    (a)        The Fund is registered with the Securities and Exchange Commission under the 1940 Act as an open-end management investment company, and each of the Target Portfolio and the Acquiring Portfolio (1) operates as a separate open-end management investment company and (2) is taxable as a separate corporation for federal income tax purposes by reason of section 851(g).3

    (b)        Each of the Target Portfolio and the Acquiring Portfolio qualified for treatment as a regulated investment company under section 851 (a “RIC”) for its most recent taxable year and intends to qualify as such for its current taxable year (including the Target Portfolio’s last short taxable period ending on the Closing Date). Following completion of the Reorganization, the Acquiring Portfolio intends to continue to qualify as a RIC within the meaning of section 851 for all subsequent taxable years.

    (c)        The fair market value of the shares of the Acquiring Portfolio stock to be received by each shareholder of the Target Portfolio will be approximately equal to the fair market value of the shares of the Target Portfolio surrendered in exchange therefor.

    (d)        The Acquiring Portfolio will acquire at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets held by the Target Portfolio immediately prior to the Reorganization. For purposes of this representation, amounts used by the Target Portfolio to pay its reorganization expenses and all redemptions and distributions (except for (1) redemptions in the ordinary course of the Target Portfolio’s business as an open-end investment company as required by section 22(e) of the 1940 Act pursuant to a demand of a shareholder and (2) regular, normal dividends) made by the Target Portfolio immediately prior to the transfer will be included as assets of the Target Portfolio held immediately prior to the Reorganization.

    (e)        There will be no Target Portfolio shareholders entitled to appraisal rights as a result of the Reorganization, no cash will be paid to the shareholders of the Target Portfolio in lieu of fractional shares, and no cash or property other than the Acquiring Portfolio shares will be received by or distributed to the shareholders of the Target Portfolio in the Reorganization.

    (f)        Neither the Acquiring Portfolio nor any person related to the Acquiring Portfolio has any plan or intention to redeem (or acquire) any of the Acquiring Portfolio stock issued in the Reorganization except under its legal obligations under section 22(e) of the 1940 Act.

    (g)        The Acquiring Portfolio has no plan or intention to sell or otherwise dispose of any of the assets of the Target Portfolio acquired in the Reorganization, except for dispositions made in the ordinary course of its business as an open-end investment company.

    (h)        The Target Portfolio’s liabilities to be assumed by the Acquiring Portfolio (if any) were incurred by the Target Portfolio in the ordinary course of its business and are associated with the assets to be transferred.

    (i)        The Acquiring Portfolio, the Target Portfolio, and the shareholders of the Target Portfolio will pay their respective transaction expenses.

    (j)        There is no intercorporate indebtedness between the Acquiring Portfolio and the Target Portfolio.

    (k)        The fair market value of the assets of the Target Portfolio to be transferred in the Reorganization to the Acquiring Portfolio will exceed the sum of the liabilities to be assumed by the Acquiring Portfolio (if any).

    (l)        The total adjusted basis of the Target Portfolio assets transferred to the Acquiring Portfolio will equal or exceed the sum of the liabilities (if any) to be assumed by the Acquiring Portfolio pursuant to the Reorganization.

    (m)        The Target Portfolio will distribute to its shareholders the shares of the Acquiring Portfolio it receives pursuant to the Reorganization.

    (n)        As of the Closing Date, the Target Portfolio will cease to be a going concern except for completion of the transactions contemplated pursuant to the Plan of Reorganization. Following the final liquidating distribution, the Target Portfolio will not retain any assets and will be dissolved.

    (o)        In contemplation of the Reorganization, the Target Portfolio has not disposed, and will not dispose, of any assets other than (1) pursuant to sales occurring in the ordinary course of its business as a RIC and (2) the transfer of its assets to the Acquiring Portfolio pursuant to the Reorganization.

    (p)        Prior to the adoption of the Plan of Reorganization, neither the Target Portfolio nor any person related to the Target Portfolio has redeemed (or acquired) any shares of Target Portfolio stock except under its legal obligations under section 22(e) of the 1940 Act.

    (q)        The Acquiring Portfolio and the Target Portfolio each meets the requirements of a RIC as defined in section 368(a)(2)(F).

    (r)        The Acquiring Portfolio does not own, directly or indirectly, nor has it owned during the past five years, directly or indirectly, any shares of the Target Portfolio.

    (s)        All shares issued by the Acquiring Portfolio in the Reorganization, regardless of class designation, will be voting shares.

    (t)        During the five-year period ending on the date of the Reorganization, the Target Portfolio has not made (and will not have made) any distributions with respect to the Target Portfolio shares (other than regular and normal dividend distributions made pursuant to the Target Portfolio’s historic dividend paying practice), either directly or through any transaction, agreement, or arrangement with any other person, except for distributions described in sections 852 and 4982.

    (u)        The Acquiring Portfolio and the Target Portfolio are each engaging in the Reorganization for valid business reasons.

Opinion

        Based on our analysis of the Code, the Income Tax Regulations promulgated under the Code, case law, published and private rulings of the Internal Revenue Service, and other relevant legal authority, and in view of the facts summarized above and the representations set forth above, it is our opinion that the following federal income tax consequences will result from the Reorganization:

    1.        The Reorganization will constitute a “reorganization” within the meaning of section 368(a), and the Target Portfolio and the Acquiring Portfolio each will be a “party to a reorganization” within the meaning of section 368(b).

    2.        No gain or loss will be recognized by the Target Portfolio (i) on the transfer of its assets to the Acquiring Portfolio in exchange solely for shares of the Acquiring Portfolio and the Acquiring Portfolio’s assumption of the specified liabilities of the Target Portfolio and (ii) the subsequent distribution by the Target Portfolio of those shares to the shareholders of the Target Portfolio. Section 361.

    3.        No gain or loss will be recognized by the Acquiring Portfolio on receipt of the assets transferred to it by the Target Portfolio in exchange for shares of the Acquiring Portfolio and the assumption of the specified liabilities of the Target Portfolio. Section 1032.

    4.        The Acquiring Portfolio’s basis in the assets received from the Target Portfolio will be the same as the Target Portfolio’s basis in those assets immediately prior to the Reorganization. Section 362(b).

    5.        The Acquiring Portfolio’s holding period for the transferred assets will include the Target Portfolio’s holding period therefor. Section 1223(2).

    6.        No gain or loss will be recognized by the shareholders of the Target Portfolio on the exchange of their shares of the Target Portfolio solely for shares of the Acquiring Portfolio. Section 354.

    7.        A Target Portfolio shareholder’s basis in the shares of the Acquiring Portfolio received in the Reorganization will be the same as the adjusted basis of the shares of the Target Portfolio surrendered in exchange therefor. Section 358.

    8.        A Target Portfolio shareholder’s holding period in the shares of the Acquiring Portfolio received in the Reorganization will include the shareholder’s holding period for the shares of the Target Portfolio surrendered in exchange therefor, provided such Target Portfolio shares were held as capital assets on the Closing Date. Section 1223(l).

    9.        The Acquiring Portfolio will succeed to and take into account the items of the Target Portfolio described in section 381(c), including any earnings and profits, or deficit therein, of the Target Portfolio as of the date of the Closing Date, subject to the conditions and limitations specified in sections 381, 382, 383, and 384.

_________________

        We are furnishing this opinion letter solely for the benefit of the Fund, including the Target Portfolio and the Acquiring Portfolio thereof, the board of trustees and officers of the Fund, and the shareholders of each of those two Portfolios, and this letter is not to be used, circulated, or quoted for any other purpose without our written consent. Our opinion reflects our interpretation of the provisions of the Code as in effect as of the date hereof. Our opinion is limited to the federal income tax consequences of the Reorganization, and we express no opinion regarding any state, local, foreign or other tax or nontax consequences. Absent your written request, we will revise or update this letter to reflect subsequent changes in law only through the Closing Date.

Sincerely yours, /s/ Sutherland Asbill & Brennan LLP SUTHERLAND ASBILL & BRENNAN LLP

1 Although this opinion letter was executed on January 10, 2003, it is dated as of February 28, 2002, and reflects our opinions as of that date. Consistent therewith, it is drafted in a forward-looking manner even though executed after the close of the transactions discussed herein. We are not aware of any facts or other information that would cause our opinions as reflected herein to change.

2 The distribution will be accomplished by establishing new accounts on the shareholder records of the Acquiring Portfolio in the name of each Target Portfolio shareholder, with each new account being credited with the respective pro rata number of Acquiring Portfolio shares due the shareholder based on the relative net asset values per share as of the Closing Date. All shares of Target Portfolio stock will be redeemed/canceled.

3 Unless otherwise indicated, all section references are to the Internal Revenue Code of 1986, as amended (the “Code”).